UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ProShares Trust

(Name of issuer)

ProShares UltraShort MSCI Japan

(Title of class of securities)

74337R347

(CUSIP number)

February 29, 2012

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 74337R347	Page 2 of 7 Pages

(1)	Names of reporting persons FCM Investments, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0**
(7) Sole dispositive power 0
(8) Shared dispositive power 0**
(9)	Aggregate amount beneficially owned by each reporting person 0**
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%**
(12)	Type of reporting person (see instructions) IA, PN

**	SEE ITEM 4.

SCHEDULE 13G/A

CUSIP No. 74337R347	Page 3 of 7 Pages

(1)	Names of reporting persons FCM Investments GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0**
(7) Sole dispositive power 0
(8) Shared dispositive power 0**
(9)	Aggregate amount beneficially owned by each reporting person 0**
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%**
(12)	Type of reporting person (see instructions) OO

**	SEE ITEM 4.

SCHEDULE 13G/A

CUSIP No. 74337R347	Page 4 of 7 Pages

(1)	Names of reporting persons T. Montgomery Jones
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0**
(7) Sole dispositive power 0
(8) Shared dispositive power 0**
(9)	Aggregate amount beneficially owned by each reporting person 0**
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%**
(12)	Type of reporting person (see instructions) IN

**	SEE ITEM 4.

Page 5 of 7 Pages

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of FCM Investments, L.P., a Texas limited partnership (“FCM”), FCM Investments GP, LLC, a Texas limited liability company (the “GP”), and T. Montgomery Jones (collectively, the “Reporting Persons”). T. Montgomery Jones is the principal and sole member of the GP. The GP is the general partner of FCM. FCM serves as the investment advisor to certain private investment funds and managed accounts (collectively, the “Accounts”). This Schedule 13G relates to shares of beneficial interest, no par value, of ProShares UltraShort MSCI Japan (the “Shares”) issued by ProShares Trust, a Maryland trust (the “Issuer”), held by the Accounts.

This Amendment is being filed to report that the Reporting Persons no longer beneficially own the Issuer’s Shares.

Item 1(a)	Name of Issuer.

ProShares Trust

Item 1(b)	Address of Issuer’s Principal Executive Offices.

7501 Wisconsin Avenue

Suite 1000

Bethesda, Maryland 20814

Item 2(a)	Name of Person Filing.

(1)	FCM Investments, L.P.

(2)	FCM Investments GP, LLC

(3)	T. Montgomery Jones

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

2200 Ross Avenue, Suite 4600 West

Dallas, TX 75205

Item 2(c)	Citizenship or Place of Organization.

(1)	FCM Investments, L.P. is a Texas limited partnership.

(2)	FCM Investments GP, LLC is a Texas limited liability company

(3)	T. Montgomery Jones is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

ProShares UltraShort MSCI Japan

Page 6 of 7 Pages

Item 2(e)	CUSIP Number.

74337R347

Item 4	Ownership.

The Reporting Persons own 0 Shares.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated March 5, 2012, between FCM, GP and T. Montgomery Jones.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2012

FCM INVESTMENTS, L.P.

By:	FCM Investments GP, LLC
its general partner

	By:	/s/ T. Montgomery Jones
Name: T. Montgomery Jones
Title: Managing Member

FCM INVESTMENTS GP, LLC

By:	/s/ T. Montgomery Jones
Name: T. Montgomery Jones
Title: Managing Member

/s/ T. Montgomery Jones
T. Montgomery Jones